| Primary Business Name: GOLDMAN SACHS & CO. LLC | BD Number: 361 |
|---|---|

**BD - AMENDMENT**

**12/20/2019**

### BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

○ Yes    ◉ No

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A  - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| ARMSTRONG, PHILIP STUART | I | MANAGING DIRECTOR, COO | 01/2013 | NA | N | N | 6047124 |
| BROADBERY, MICHAEL MARY | I | CHIEF COMPLIANCE OFFICER | 11/2018 | NA | N | N | 6947899 |
| DOYLE, BRIAN RICHARD | I | MANAGING DIRECTOR, CFO | 11/2019 | NA | N | N | 6003685 |
| MATTHIAS, THOMAS FAIRBANKS | I | CHIEF COMPLIANCE OFFICER - INVESTMENT ADVISERS ACT | 09/2017 | NA | N | N | 2872690 |
| OCONNELL, JOHN MAURICE | I | CHIEF COMPLIANCE OFFICER | 11/2018 | NA | N | N | 1335506 |
| SCHERR, STEPHEN MARK | I | MANAGING DIRECTOR, MANAGER | 05/2019 | NA | Y | N | 2388851 |
| SEYMOUR, KAREN PATTON | I | MANAGING DIRECTOR, CLO | 03/2018 | NA | N | N | 6909905 |
| SOLOMON, DAVID MICHAEL | I | MANAGING DIRECTOR, MANAGER | 04/2017 | NA | Y | N | 1616414 |
| STEIN, LAURENCE | I | MANAGING DIRECTOR, MANAGER | 01/2018 | NA | Y | N | 5300390 |
| THE GOLDMAN SACHS GROUP, INC. | DE | CLASS A MEMBER | 04/2017 | E | Y | Y | 13-4019460 |
| WALDRON, JOHN EDWARD | I | MANAGING DIRECTOR, CEO, MANAGER | 12/2018 | NA | Y | N | 2569337 |